06003420

AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 24 2006

SEC FILE NUMBER
8- 051760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2019 N. Gateway Blvd.
(No and Street)

Fresno (City) California (State) 93727 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Townsend (559) 456-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LH 3/16/06

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Fresno
Subscribed and sworn (or affirmed) to before me this 23 day of Jan, 2006

[signature]
Notary Public

[signature]
Signature

CFO and FIN-OP
Title

DAVID A. HASKIN
Commission # 1459509
Notary Public - California
Fresno County
My Comm Expires Dec 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
SCF Securities, Inc.

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 19, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

SCF Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 209,475
Concessions receivable	24,545
Marketable securities, available for sale	105,540
Receivable from related parties	125,458
Securities, not readily marketable	5,025
Total assets	$ 470,043

Liabilities & Stockholder's Equity

Liabilities	
Commissions payable	$ 60,296
Payable to related party	1,740
Total liabilities	62,036
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560
Additional paid-in capital	52,600
Retained earnings	301,357
Unrealized gains (losses) on marketable securities, available for sale	53,490
Total stockholder's equity	408,007
Total liabilities & stockholder's equity	$ 470,043

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Concessions	$ 1,012,987
Realized gains (losses)	30,979
Interest income	1,838
Other income	56,975
Total revenue	1,102,779
Expenses	
Commission expenses	700,975
Taxes, licenses, & fees, other than income taxes	149,576
Other operating expenses	515,510
Reimbursed expenses	(266,764)
Total expenses	1,099,297
Income (loss) before income taxes	3,482
Income tax provision	800
Net income (loss)	$ 2,682

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities Available For Sale	Total	Comprehensive Income (Loss)
Balance at January 1, 2005	$ 560	$ 52,600	$ 298,675	$ (23,225)	$ 328,610	
Realization of gains (losses) on marketable securities available for sale	-	-	-	14,000	14,000	$ 14,000
Unrealized gains (losses) on marketable securities, available for sale	-	-	-	62,715	62,715	62,715
Net income (loss)	-	-	2,682	-	2,682	2,682
Balance at December 31, 2005	$ 560	$ 52,600	$ 301,357	$ 53,490	$ 408,007	$ 79,397

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Cash Flows
For the Year ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 2,682
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:		
Realized (gains) and losses	$ (30,979)	
(Increase) decrease in:		
Concessions receivable	420,912	
(Decrease) increase in:		
Accounts payable	(151,783)	
Commissions payable	(342,672)	
Total adjustments		(104,522)
Net cash and cash equivalents provided by (used in) operating activities		(101,840)
Cash flows from investing activities:		
Purchase of marketable securities available for sale	(22,500)	
Proceeds from sale of marketable securities available for sale	95,979	
Net cash and cash equivalents provided by (used in) investing activities		73,479
Cash flows from financing activities:		
Loan proceeds from related party	963	
Loans made to related parities	(27,235)	
Net cash and cash equivalents provided by (used in) financing activities		(26,272)
Net increase (decrease) in cash and cash equivalents		(54,633)
Cash and cash equivalents at beginning of year		264,108
Cash and cash equivalents at end of year		$ 209,475

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

Non-cash investing and financing transactions:
The Company's marketable securities, available for sale was marked to market for $62,715. Realized gains on marketable securities, available for sale were recognized in the amount of $14,000.

The Company added the amortized cost of $5,025, for the tranche of warrants, to the $22,500 cash paid to exercise those warrants, to determine its basis in the newly acquired stock.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly–owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has over 100 brokers, with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended December 31, 2005, the Company was reimbursed $266,764 for licenses and insurance, included in expenses.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

Marketable securities, available for sale consist of corporate stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in equity. For the year ended December 31, 2005, the Company included $62,715 in unrealized gains in its statement of changes in stockholder's equity for the mark-to-market of these securities.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,500 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first three tranches have expired. The Company still has the remaining options to exercise in the following tranche:

		Exercisable on	Expires on	Exercise Price
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $5,025.

Note 4: INCOME TAXES

As discussed in Note 1, the Company is a wholly–owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The current income tax provision consists of the California minimum tax of $800.

Deferred income taxes arise due to the unrealized gains on marketable securities, available for sale (See Note 2) and different accounting methods used for income tax and financial reporting. The Company has recorded a 100% valuation allowance, since it has determined that it is more likely than not that the deferred taxes may not be realized.

Note 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company had advanced $27,235 to its parent. The Company was also advanced $1,790 from a sister company owned by the Parent.

All lending between the Company, its Parent and its sister companies, are unsecured, non-interest bearing, and due on demand.

The Company follows a policy of reimbursing a sister company for certain expenses paid on behalf of the Company, for office space, equipment and personnel. For the year ended December 31, 2005, the Company reimbursed the sister company $487,000 for its share of expenses. These payments are included in other operating expenses.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At December 31, 2005, the Company had deposits with financial institutions with uninsured cash balances totaling $29,750. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $247,910 exceeded the minimum net capital requirement by $242,910; and the Company's ratio of aggregate indebtedness ($62,036) to net capital was 0.25:1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $21,416 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 226,494
Adjustments:		
Retained earnings	$ 25,595	
Unrealized gains (losses) on securities, available for sale	21,375	
Non–allowable assets	4,060	
Haircut on money markets	(1,595)	
Haircut on marketable securities, available for sale	(15,831)	
Undue concentration	(12,188)	
Total adjustments		21,416
Net capital per audited statements		$ 247,910

SCF Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Common stock	$ 560	
Additional paid-in capital	52,600	
Retained earnings	301,357	
Unrealized gains(losses) on marketable securities, available for sale	53,490	
Total stockholder's equity		$ 408,007
Less: Non-allowable assets		
Receivable from related parties	(125,458)	
Securities, not readily marketable	(5,025)	
Total adjustments		(130,483)
Net capital before haircuts		277,524
Less: Haircuts and undue concentration		
Money market accounts	(1,595)	
Marketable securities, available for sale	(15,831)	
Undue concentration	(12,188)	
Total haircuts on securities and undue concentration		(29,614)
Net capital		247,910
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,136	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 242,910
Ratio of aggregate indebtedness to net capital	0.25: 1	

There was a $21,416 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 9.

See independent auditor's report.

SCF Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
SCF Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SCF Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by SCF Securities, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 19, 2006